Confidential Treatment Requested by Colgate-Palmolive Company

[On Colgate-Palmolive Company Letterhead]

Via Edgar and E-mail

June 3, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Rufus Decker
Accounting Branch Chief

Re:	Colgate-Palmolive Company Form 10-K for the Year Ended December 31, 2012, Form 10-Q for the Period Ended March 31, 2013 and Response Letter dated May 3, 2013.

Dear Mr. Decker:

We are pleased to respond to the comments included in your letter dated May 17, 2013 regarding our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q and our recently submitted Response Letter dated May 3, 2013, as indicated above. For your convenience, each of your comments is repeated below followed by our response.

Enclosed with this letter is supplemental information provided in response to comment one of your May 17, 2013 letter.

Form 10-K for the Year Ended December 31, 2012

Consolidated Financial Statements, page 42

15. Segment Information, page 78

1.
We note your response to comment seven from our letter dated April 5, 2013. Please tell us in greater detail how you determined that your Europe and South Pacific operating segments have similar economic characteristics, such that they may be aggregated into the same reportable segment pursuant to ASC 280-10-50-11. Please similarly tell us in greater detail how you determined that your Asia and Africa/Eurasia operating segments are economically similar. Please provide us with a summary of key financial information for each of these operating segments for the last five fiscal years and the March 31, 2013 interim period, as well as each subsequent year and interim period for which you have budgeting information. The key financial information for each operating segment may include, but not be limited to, net sales, gross profit, operating profit, capital expenditures and identifiable assets. Please ensure that this information is reconciled to the amounts presented in your segment footnote or elsewhere in your financial statements. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered

Confidential Treatment Requested by Colgate-Palmolive Company

an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary.

Response

As mentioned above, the Company has responded to the Staff's comment supplementally under separate cover.

Form 10-Q for the Period Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations page 21

Net Sales and Operating Profit by Segment, page 21

2.
We note your response to comment four from our letter dated April 5, 2013. Based on the sample revised disclosures provided in your response as well as the segment MD&A analysis beginning on page 27, it appears that your disclosures could still be enhanced with further quantification for the reasons behind significant fluctuations. For example, when describing operating results in North America, you indicate that the increase in operating profit was due to an increase in gross profit that was partially offset by an increase in selling, general and administrative expenses. It is unclear how much segment gross profit and SG&A increased. Your disclosure also describes two factors that contributed to the increase in gross profit but did not quantify either and thus it is unclear to what extent they contributed to the overall change in North America segment gross profit. A similar lack of quantification was noted regarding the items which contributed to the overall change in North America segment SG&A during the period. Using your MD&A for the period ended March 31, 2013 as an example, please show us how you will revise your future filings to enhance your discussion of operating results throughout (both on a consolidated and segment basis) to explain the reasons behind significant fluctuations in each of your various income statement line items with quantification where possible.

Response

In our future filings, we will enhance our discussion of segment operating profit to provide additional quantitative information, where possible, regarding the main drivers of the fluctuation in segment operating profit. Set forth below, for illustrative purposes only, is sample revised disclosure, which further expands the sample disclosure provided in our response to comment four in our letter dated May 3, 2013.

Net Sales and Operating Profit by Segment

Oral, Personal and Home Care

North America

	Three Months Ended March 31,
	2013	2012	Change
Net sales	$764	$724	5.5%
Operating profit	$215	$177	22%
% of Net sales	28.1%	24.4%	370	bps

Confidential Treatment Requested by Colgate-Palmolive Company

Net sales in North America increased 5.5% in the first quarter of 2013 to $764, driven by volume growth of 3.5% and net selling price increases of 2.0%. Organic sales in North America increased 5.5% in the first quarter of 2013.

The increase in organic sales in North America in the first quarter of 2013 versus the first quarter of 2012 was driven by an increase in Oral Care sales with the toothpaste, manual toothbrush, powered toothbrush and mouth rinse categories all contributing to growth. Home Care organic sales were also up versus the first quarter of 2012 behind sales gains in the dish liquid and fabric softener categories.

Operating profit in North America increased 22% in the first quarter of 2013 to $215, or an increase of 370 bps to 28.1% of Net sales. This increase in Operating profit was primarily due to a 370 bps increase in Gross profit, which was partially offset by a 20 bps increase in Selling, general and administrative expenses, both as a percentage of Net sales. This increase in Gross profit was mainly driven by lower raw and packing material costs (+180 bps), cost savings from the Company's funding-the-growth initiatives (+ 90 bps) and the benefit of pricing as noted above. This increase in Selling, general and administrative expenses was due to higher advertising investments (+50 bps) which was partially offset by lower overhead costs (-30 bps).

The discussion of the Company's results of operations on a consolidated basis includes quantification for the reasons behind significant fluctuations of our key income statement line items. In light of your comment, in our future filings, we will make further enhancements. Set forth below, for illustrative purposes only, is sample revised disclosure based on the Management's Discussion and Analysis section of our Quarterly Report on Form 10-Q for the three months ended March 31, 2013.

Gross Profit/Margin

Worldwide Gross profit increased 3% to $2,515 in the first quarter of 2013 from $2,437 in the first quarter of 2012.

Gross profit in both periods included costs related to the sale of land in Mexico. Gross profit in the first quarter of 2013 also included the impact of costs related to the 2012 Restructuring Program. Gross profit in the first quarter of 2012 also included costs associated with various business realignment and other cost-saving initiatives. Excluding the items described above in both periods, Gross profit increased to $2,527 in the first quarter of 2013 from $2,446 in the first quarter of 2012, primarily due to sales growth ($65) and gross profit margin expansion ($16). ~~cost savings from the Company's funding-the-growth initiatives and higher pricing.~~

Worldwide Gross profit margin increased to 58.3% in the first quarter of 2013 from 58.0% in the first quarter of 2012.  Excluding the items described above, Gross profit margin increased by 40 bps to 58.6% in the first quarter of 2013 as higher pricing (60 basis points) and cost savings from the Company's funding-the-growth initiatives (140 basis points) more than offset higher raw and packaging material costs (180 basis points) which included higher global commodity costs, negative foreign exchange transaction costs and the impact of the sale of higher cost inventory on hand in Venezuela prior to the devaluation.

	Three Months Ended March 31,
	2013	2012
Gross profit, GAAP	$2,515	$2,437
2012 Restructuring Program	8	—
Costs related to the sale of land in Mexico	4	7
Business realignment and other cost-saving initiatives	—	2
Gross profit, non-GAAP	$2,527	$2,446

Confidential Treatment Requested by Colgate-Palmolive Company

	Three Months Ended March 31,
	2013	2012	Basis Point Change
Gross profit margin, GAAP	58.3%	58.0%	30
2012 Restructuring Program	0.2	—
Costs related to the sale of land in Mexico	0.1	0.2
Business realignment and other cost-saving initiatives	—	—
Gross profit margin, non-GAAP	58.6%	58.2%	40

Selling, General and Administrative expenses

Selling, general and administrative expenses increased 4% to $1,536 in the first quarter of 2013 from $1,478 in the first quarter of 2012.

Selling, general and administrative expenses in the first quarter of 2013 included charges of $8 associated with the 2012 Restructuring Program. Selling, general and administrative expenses in the first quarter of 2012 included costs of $7 associated with various business realignment and other cost-saving initiatives. Excluding the impact of costs associated with the 2012 Restructuring Program in the first quarter of 2013 and the various business realignment and other cost-saving initiatives in the first quarter of 2012, Selling, general and administrative expenses increased to $1,528 in the first quarter of 2013 from $1,471 in the first quarter of 2012, reflecting higher overhead expenses of $34 and higher advertising investments of $23.

Selling, general and administrative expenses as a percentage of Net sales increased to 35.6% in the first quarter of 2013 from 35.2% in the first quarter of 2012. Excluding the impact of costs associated with the 2012 Restructuring Program in the first quarter of 2013 and the various business realignment and other cost-saving initiatives in the first quarter of 2012, Selling, general and administrative expenses as a percentage of Net sales were 35.4%, an increase of 40 bps as compared to the first quarter of 2012. This increase was a result of advertising investments increasing by 20 basis points and overhead expenses increasing by 20 basis points, both as a percentage of Net sales. This increase in overhead expenses is primarily due to increased investment in customer development initiatives and higher costs due to inflation in Venezuela. In the first quarter of 2013, advertising increased 5.1% to $471, as compared with $448 in the first quarter of 2012, and increased as a percentage of Net sales to 10.9% in the first quarter of 2013 from 10.7% in the first quarter of 2012.

	Three Months Ended March 31,
	2013	2012
Selling, general and administrative expenses, GAAP	$1,536	$1,478
2012 Restructuring Program	(8)	—
Business realignment and other cost-saving initiatives	—	(7)
Selling, general and administrative expenses, non-GAAP	$1,528	$1,471

	Three Months Ended March 31,
	2013	2012	Basis Point Change
Selling, general and administrative expenses as a percentage of Net sales, GAAP	35.6%	35.2%	40
2012 Restructuring Program	(0.2)	—
Business realignment and other cost-saving initiatives	—	(0.2)
Selling, general and administrative expenses as a percentage of Net sales, non-GAAP	35.4%	35.0%	40

Confidential Treatment Requested by Colgate-Palmolive Company

Other (income) expense, net

Other (income) expense, net was $237 in the first quarter of 2013, as compared to $21 in the first quarter of 2012. Other (income) expense in the first quarter of 2013 included charges of $50 associated with the 2012 Restructuring Program, a one-time $172 charge for the devaluation in Venezuela and costs of $1 related to the sale of land in Mexico. Other (income) expense in the in the first quarter of 2012 included costs of $4 associated with various business realignment and other cost-saving initiatives. Excluding these items, Other (income) expense, net decreased to $14 in the first quarter of 2013 from $25 in the first quarter of 2012.

	Three Months Ended March 31,
	2013	2012
Other (income) expense, net, GAAP	$237	$21
2012 Restructuring Program	(50)	—
Venezuela devaluation charge	(172)	—
Costs related to the sale of land in Mexico	(1)	—
Business realignment and other cost-saving initiatives	—	4
Other (income) expense, net, non-GAAP	$14	$25

Operating Profit

Operating profit decreased 21% to $742 in the first quarter of 2013 from $938 in the first quarter of 2012.

Operating profit in the first quarter of 2013 included charges of $66 associated with the 2012 Restructuring Program, a one-time $172 charge for the devaluation in Venezuela and costs of $5 related to the sale of land in Mexico. Operating profit in the in the first quarter of 2012 included costs of $7 related to the sale of land in Mexico and costs of $5 associated with various business realignment and other cost-saving initiatives. Excluding the items described above in both periods, Operating profit increased 4% to $985 in the first quarter of 2013, as compared to $950 in the first quarter of 2012, primarily due to strong sales growth and higher Gross profit.

Operating profit margin was 17.2% in the first quarter of 2013, a decrease of 510 bps compared to the first quarter of 2012. Excluding the items described above in both periods, Operating profit margin increased 20 bps to 22.8% in the first quarter of 2013 as compared to 22.6% in the first quarter of 2012. This increase is mainly due to a 40 bps increase in Gross profit as a percentage of Net sales.

	Three Months Ended March 31,
	2013	2012	% Change
Operating profit, GAAP	$742	$938	(21)%
2012 Restructuring Program	66	—
Venezuela devaluation charge	172	—
Costs related to the sale of land in Mexico	5	7
Business realignment and other cost-saving initiatives	—	5
Operating profit, non-GAAP	$985	$950	4%

Confidential Treatment Requested by Colgate-Palmolive Company

	Three Months Ended March 31,
	2013	2012	Basis Point Change
Operating profit margin, GAAP	17.2%	22.3%	(510)
2012 Restructuring Program	1.5	—
Venezuela devaluation charge	4.0	—
Costs related to the sale of land in Mexico	0.1	0.2
Business realignment and other cost-saving initiatives	—	0.1
Operating profit margin, non-GAAP	22.8%	22.6%	20

In connection with its response to the Staff's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

Enclosure

cc:
Ian Cook,
Chairman of the Board, President and Chief Executive Officer

Victoria L. Dolan,
Vice President and Corporate Controller

Lisa Etheredge,
U.S. Securities and Exchange Commission,
Staff Accountant

Confidential Treatment Requested by Colgate-Palmolive Company

SUPPLEMENTAL INFORMATION

[Redacted]